LEGG MASON PARTNERS INCOME TRUST

55 Water Street

New York, NY 10041

August 7, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Valerie Lithotomos

Re:	Delaying Amendment for Legg Mason Partners Income Trust (the “Registrant”), on behalf of its series, Legg Mason Partners High Income Fund (the “Fund”)
Registration Statement on Form N-14 (the “Registration Statement”)
(File No. 333-152252)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of Heritage High Yield Bond Fund, a series of Heritage Income Trust, into the Fund. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2008 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Stamford and the State of Connecticut, on the 7th day of August, 2008.

If you have any questions or comments, please do not hesitate to contact Paul Raymond, counsel to the Registrant, at (617) 951-8567.

LEGG MASON PARTNERS INCOME TRUST

on behalf of its series, Legg Mason Partners High

Income Fund

/s/ Thomas C. Mandia

By: Thomas C. Mandia

Title: Assistant Secretary